UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
PROUROCARE MEDICAL INC.
(Name Of Subject Company (Issuer))

Warrants to Purchase Common Stock
(Title of Class of Securities)

74373C 123
(CUSIP Number of Common Stock Underlying Warrants)

Mr. Richard C. Carlson
ProUroCare Medical Inc.
6440 Flying Cloud Drive, Suite 101
Eden Prairie, MN 55344
(952) 476-9093

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
With copies to:

Timothy S. Hearn, Esq.
Jonathan A. Van Horn, Esq.
Dorsey & Whitney LLP
50 South 6th Street, Suite 1500
Minneapolis, Minnesota 55402-1498
Telephone: (612) 340-2600
Facsimile:  (612) 340-2868

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,060,472	$360.81
_________________

(1)
Estimated for purposes of calculating the amount of the filing fee only.  ProUroCare Medical Inc. (the “Company”) is offering, until August 2, 2010 (unless the offer is extended), to (i) all holders of the Company’s 1,752,760 publicly traded warrants to purchase common stock which were issued on January 12, 2009 in connection with our 2009 public offering of units (the “Public Warrants”); (ii) all holders of the Company’s 2,752,947 unregistered warrants to purchase common stock which were issued on January 12, 2009 (the “Private Warrants”); and (iii) 1,244,829 warrants that were issued to participating holders of Public Warrants and Private Warrants, pursuant to a 2009 exchange offer whereby such holders had the opportunity to receive, upon the exercise of such warrants, new three-year warrants, to temporarily modify the terms of such warrants so that each warrant holder who tenders warrants during the offering period for early exercise in accordance with the terms of the offer will receive, in addition to the shares of common stock purchased upon such exercise, new three-year warrants to purchase the same number of shares of the Company’s common stock at an exercise price of $1.30 per share.  The transaction valuation is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as the product of 5,750,536 and $0.88.  The transaction valuation assumes the tender of 5,750,536 warrants by the Company’s warrant holders as a result of this tender offer and was determined by using the average of the high and low prices of the Company’s warrants reported on the Pink Sheets as of June 29, 2010, which was $0.88.

(2)
The amount of filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, The filing fee equals $71.30 for each $1,000,000 of the value of the transaction, and was calculated as the product of the transaction valuation of $5,060,472 multiplied by 0.00007130.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $533.02.	Filing Party: ProUroCare Medical Inc..
Form or Registration No.: Registration Statement on Form S-4.	Date Filed: July 2, 2010.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission on July 2, 2010 relating to an offer by ProUroCare Medical Inc. (the “Company”), a Nevada corporation, until August 2, 2010 (unless the offer is extended) made to (i) all holders of our 1,752,760 publicly traded warrants to purchase common stock issued in connection with our 2009 public offering of units, referred to as the “Public Warrants”; (ii) all holders of our 2,752,947 unregistered warrants to purchase common stock that were issued on January 12, 2009 pursuant to the automatic conversions of convertible debt, referred to as the “Private Warrants”; and (iii) all holders of our warrants that were issued to participating holders of Public Warrants and Private Warrants, pursuant to a 2009 exchange offer whereby such holders had the opportunity to receive, upon the exercise of such warrants, new three-year warrants, referred to as the “2009 Replacement Warrants.”  The Public Warrants,  Private Warrants and 2009 Replacement Warrants will be referred to collectively as the “Warrants.”

The Offer is to temporarily modify the terms of such Warrants so that each holder who tenders Warrants during the offering period for early exercise will receive, in addition to the shares of common stock purchased upon exercise, new three-year warrants to purchase an equal number of shares of the Company’s common stock at an exercise price of $1.30 per share (the “2010 Replacement Warrants”).

This Amendment No. 1 is being filed in order to amend and supplement Item 10 to the Schedule TO.  This Amendment No. 1 amends only Item 10 to the Schedule TO, and unaffected items and exhibits are not included herein.  Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.

ITEM 10.  FINANCIAL STATEMENTS.

This Item 10 is hereby amended to include the following:

The summary financial information set forth in the Offer Letter/Prospectus under the section entitled “The Offer—Financial Information Regarding the Company” is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROUROCARE MEDICAL INC.

By:	/s/ Richard C. Carlson
Richard C. Carlson
Chief Executive Officer

Dated:  July 16, 2010